November 23, 2021

Via Electronic Filing

Ms. Sherry Haywood

Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Atlis Motor Vehicles, Inc 1-A Letter

November 18, 2021

File No. 24-11714

Dear Ms. Haywood:

Atlis Motor Vehicles (the “Company” or “Atlis”) submits this letter in response to the Company’s Comment Letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“the SEC”) dated November 18, 2021, with regard to Offering Statement on Form 1-A Filed November 12, 2021 (the “Offering”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

General

1. Pursuant to the requirements of Part F/S(b)(3) through (b)(5) of Form 1-A, where an offering statement is expected to be qualified more than nine months after the most recently completed fiscal year end, an interim balance sheet and interim statement of loss and comprehensive loss, equity, and cash flows covering a period no earlier than six months after the most recently completed fiscal year end is to be provided. Specific reference is made to Part F/S(b)(3)(B) of Form 1-A. Please update your interim financial statements in your next amendment.

The Company has updated the financial statements in the Offering to include the six month period ending June 30, 2021.

Please telephone the undersigned at (916)239-5776 if you have any questions or require any additional information.

Sincerely,

/s/Annie Pratt

Annie Pratt
President